SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K






[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

For the fiscal year ended December 31, 2001


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

Commission file number 1-7155 (The Dun & Bradstreet Corporation)


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

 Profit Participation Plan of The Dun & Bradstreet Corporation.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Dun & Bradstreet Corporation, One Diamond Hill Road, Murray Hill, NJ 07974.


                              REQUIRED INFORMATION

     The required financial statements are attached to this report.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee of The Dun & Bradstreet Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


PROFIT PARTICIPATION PLAN of THE DUN & BRADSTREET CORPORATION (Name of Plan)



                                          BY: /s/   Mary Jane Raymond
                                                 _____________________________
                                                    Mary Jane Raymond
                                           Vice President & Corporate Controller



Date: June 27, 2002

Profit Participation Plan of
The Dun & Bradstreet Corporation
Index to Financial Statements
--------------------------------------------------------------------------------


                                                                                                            Pages

Report of Independent Accountants                                                                             1

Statements of Net Assets Available for Plan Benefits as of
   December 31, 2001 and 2000                                                                                 2

Statement of Changes in Net Assets Available for Plan Benefits
   For the year ended December 31, 2001                                                                       3

Notes to Financial Statements                                                                              4 - 10

Schedule of Assets Held for Investment Purposes at December 31, 2001                                         11



                        Report of Independent Accountants


To the Employee Benefits Committee of the Board of Directors of
The Dun & Bradstreet Corporation:


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Profit Participation Plan of The Dun & Bradstreet Corporation (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICEWATERHOUSECOOPERS LLP

Profit Participation Plan of
The Dun & Bradstreet Corporation
Statements of Net Assets Available for Plan Benefits
(Dollars in Thousands)
--------------------------------------------------------------------------------

                                                                    December 31,         December 31,
                                                                         2001                 2000

Assets

Investments (See Note 3)                                                  $ 705,331             $ 777,037
                                                                      ---------------       ---------------
Receivables:
    Employer contributions receivable                                           229                     -
    Participant contributions receivable                                        697                     -
                                                                     ---------------       ---------------
             Total receivables                                                  926                     -
                                                                     ---------------       ---------------

Net Assets Available for Plan Benefits                                    $ 706,257             $ 777,037
                                                                     ---------------       ---------------

See accompanying notes to the financial statements.

Profit Participation Plan of
The Dun & Bradstreet Corporation
Statement of Changes in Net Assets Available for Plan Benefits
(Dollars in Thousands)
--------------------------------------------------------------------------------


                                                                      Year Ended
                                                                      December 31,
                                                                         2001

Additions:
    Additions to net assets attributed to:
      Investment (loss) income:
        Net depreciation in fair value of investments (see Note 3)        $ (27,197)
        Interest income                                                      15,352
        Dividends received                                                    1,343
                                                                     ---------------

                                                                            (10,502)
        Less investment expenses                                                (64)
                                                                     ---------------
             Net Investment Loss                                            (10,566)
                                                                     ---------------
    Contributions:
      Participant                                                            21,603
      Employer                                                                7,210
                                                                     ---------------

             Total Contributions                                             28,813
                                                                     ---------------

             Total Additions                                                 18,247
                                                                     ---------------
Deductions:
    Deductions from net assets attributed to:
      Benefits paid to participants                                          70,598
      Transfer to the RMS Savings Plan                                       18,429
                                                                     ---------------

             Total Deductions                                                89,027
                                                                     ---------------

             Net Decrease                                                   (70,780)

Net assets available for plan benefits:
    Beginning of year                                                       777,037
                                                                     ---------------

    End of year                                                           $ 706,257
                                                                     ---------------

See accompanying notes to the financial statements.

Profit Participation Plan of
The Dun & Bradstreet Corporation
Notes to Financial Statements
-------------------------------------------------------------------------------



1.       Background and Plan Description

         The Dun & Bradstreet Corporation established The Dun & Bradstreet Defined Contribution Plan Trust (the "Trust") for the purpose of holding the assets of The Profit Participation Plan of The Dun & Bradstreet Corporation (the "Plan").

         On September 30, 2000, (the "2000 Distribution Date"), the company then known as The Dun & Bradstreet Corporation ("Old D&B") separated into two independent, publicly traded companies - The New D&B Corporation (the "Company") and Moody's Corporation ("Moody's"). The separation was accomplished through a tax-free distribution to shareholders of Old D&B (the "2000 Distribution") of all of the shares of common stock of the Company. For every two shares of common stock of Old D&B held, shareholders received one share of common stock of the Company. Following the 2000 Distribution, Old D&B was renamed "Moody's Corporation" and the Company was renamed "The Dun & Bradstreet Corporation." Prior to the 2000 Distribution, Old D&B had completed an internal reorganization to the effect, at the time of the 2000 Distribution, the business of the Company consisted solely of the business of supplying credit, marketing and purchasing information as well as receivables management services (the "D&B Business"), and the business of Old D&B (other than the Company and its subsidiaries) consisted solely of the business of providing ratings and related research and risk management services (the "Moody's Business").

         The existing Plan was adopted by the Company as of the separation date. The Plan retained the balances of the Company's active and disabled participants as well as all retirees and vested terminated participants of Old D&B as of the separation date. Moody's participants were given the option to keep their balances as of separation date in the Plan or transfer balances to the Profit Participation Plan of Moody's Corporation ("Moody's Plan"). Absent an election to remain in the Plan, all balances of Moody's active and disabled participants as of the separation date were transferred to the Moody's Plan. Moody's active and disabled participants who elected to remain in the Plan cannot make contributions to the Plan.

         In May 2001, the Company completed the sale of the operations of its Receivable Management Service ("RMS"). RMS employees were immediately vested in their employer contributions. As a result of this sale, assets totaling $18.43 million were transferred to RMS Savings Plan.

         The following summary of major Plan provisions in effect for the Plan year is provided for general information purposes only. Participants should refer to the Plan document for more complete description of the Plan's provisions. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Eligibility
         Full time associates of the Company are immediately eligible to participate in the Plan on their date of hire. Part time associates who work at least one thousand hours during the consecutive twelve-month period following employment, or in any calendar year thereafter, are eligible to participate in the Plan.

          Contributions
          Participants  contribute  to  the  basic  Plan  by
          authorizing payroll deductions between 1% and 6% of their creditable compensation as defined in the Plan. The Company makes matching contributions equal to a minimum of 50% of aggregate participants contributions. For Plan years ended prior to January 1, 2001, if the average increase in earnings per share ("EPS"), as defined in the Plan, of common stock of The Dun & Bradstreet Corporation for any Plan year and the immediately preceding Plan year is greater than 5%, the Company may contribute an additional percentage of the aggregate participant contributions. The percentage of additional Company matching contributions depends on the 2-year average increase in EPS and a participant's total years of service. Beginning with Plan year 2001, the provisions of the Plan with respect to the EPS match were amended such that the Company may contribute a percentage of the aggregate participant contributions in the form of The Dun & Bradstreet Corporation Common Stock if the Company meets the annual EPS goal determined by management. Such EPS match contributions are recorded by the Plan in the period in which they are received by the Plan. Diversification rules prohibit transfers of the EPS match for The Dun & Bradstreet Corporation Common Stock until age 50.

         Participants may also make additional contributions to the Investment Plan (which are not eligible for Company matching contributions) under an Investment Plan addendum to the basic Plan by authorizing payroll deductions between 1% and 10% of their creditable compensation as defined in the Plan.

         Participants' contributions under the basic Plan and additional contributions under the Investment Plan may be made in the form of contributions from after-tax earnings and/or contributions from before-tax earnings, which have the effect of reducing current taxable earnings for federal income tax purposes. A participant's aggregate contributions may not exceed 16% of the participant's creditable compensation (up to 6% in contributions under the basic Plan and up to 10% in contributions under the Investment Plan) subject to an overall limit on before-tax contributions imposed by the Internal Revenue Code
         (IRC).

         Individual Accounts
         A separate account is established and maintained for each Plan participant. Contributions are invested in one or more of the Plan's investment funds as designated by the participant. Participants are not permitted to invest more than 50% of their account balance in The Dun & Bradstreet Common Stock Fund. Income earned and net appreciation or depreciation on Plan investments for a given fund is allocated in proportion to the participant's account balance in that fund on a daily basis.

         Payment of Benefits
         Upon termination of service with the Company, participants become eligible for a lump sum distribution of the vested portion of their account balance. Retired and terminated participants who have an account balance in excess of $5,000 may elect various forms of deferred distribution.

         Participant Loans
         Participants may obtain loans from the Plan, which are secured by the vested balance in their account. The Plan limits the total number and amount of loans outstanding at any time for each participant, of up to two general-purpose loans and a principal residence loan. The minimum loan is $500 and the maximum is the lower of 50% of a participant's vested account balance or $50,000. The maximum applies to all outstanding loans. Interest rates applicable to Plan loans are based on the prime rate as reported in The Wall Street Journal on the last business day of the month before the loan is processed plus 200 basis points. At December 31, 2001, interest on participant loans ranged between 6.75% and 11.5%.

         Vested Benefits and Forfeitures
         Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Plan provides for 100% vesting in the value of Company contributions plus actual earnings thereon to a participant's Plan account after three years of service beginning on the participant's initial employment date with the Company. In addition, a participant becomes 100% vested in the value of Company contributions immediately upon attainment of age 65 or if they become totally and permanently disabled or die.

         Amounts forfeited by nonvested or partially vested participants who terminated employment during the year ended December 31, 2001 were $940,890. Forfeited amounts reduce future Company contributions.

         Administration of the Plan
         The Plan is administered by the Employee Benefits Committee which is appointed by the Board of Directors of the Company. Fidelity Management Trust Company ("The Trustee") are the Trustees of the Plan and has custody of the Plan's assets. The expenses of administering the Plan are paid by the Company except for investment management fees which are charged to the Plan.

         Plan Termination
         While the Company has not expressed any intent to discontinue its contributions or to terminate the Plan, it is free to do so at any time subject to the provisions of the ERISA and the Internal Revenue Code which state that, in such event, all participants of the Plan shall be fully vested in the amounts credited to their accounts.

2.       Summary of Significant Accounting Policies

          Basis of Accounting The financial statements of the Plan are prepared on the accrual method of accounting.

         Use of Estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

         Risks and Uncertainties
         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Certain investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

         Payment of Benefits Benefits are recorded when paid.

         Investment Valuation
         Investments in securities of regulated investment companies are valued at the closing fund share price on the last business day of the period. The Plan has entered into benefit responsive investment contracts with various insurance companies.

         Participants in the Plan can invest in the benefit responsive investment contracts with various insurance companies by allocating a percentage of their contributions into the Special Fixed Income Fund. The Special Fixed Income Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Such contracts are included in the financial statements at contract value as reported to the Plan by the respective contract issuers. Contract values represent contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants direct the withdrawal of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates ranged from 4.44% to 7.14% for 2001 and 5.47% to 7.14% for 2000 and the crediting interest rates are fixed for the duration of such contracts.

         Investment Transactions and Investment Income
         Purchase and sales of securities are reflected on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investment is recorded as earned on an accrual basis.

3.       Investments

         The Plan currently offers the following thirteen funds:

1. The Special Fixed Income Fund is invested in investment contracts with one or more insurance companies and/or other financial institutions. The interest rate of each contract depends on market conditions when the contract is negotiated.

2. The PIMCO Total Return Fund - Administrative Class is invested primarily in investment-grade bonds, including U.S. government, corporate, mortgage-backed and foreign bonds.

3. The Barclays Global Investors Balanced Index Fund is invested in approximately 60% of the S&P 500 index funds and approximately 40% in U.S. fixed income securities. Investments are included in Barclays Global Investors Equity Index Fund T and Barclays Global Investors US Debt Market Fund K.

4. The Dun & Bradstreet Stock Fund is invested primarily in the common stock of The Dun & Bradstreet Corporation, as well as short-term investments.

5. The Moody's Legacy Fund is invested primarily in the common stock of Moody's Corporation, as well as short-term investments. This fund does not accept additional contributions.


6. The Fidelity Aggressive Growth Fund is invested primarily in common stocks of domestic and foreign issuers. The fund focuses on medium-sized companies, but may also invest in larger or smaller companies and foreign companies.

7. The Fidelity Blue Chip Growth Fund is invested in common stocks of well-known and established companies considered "blue chip" by the investment manager. The fund may also invest in companies the fund manager believes to have above-average growth potential.

8. The Fidelity Diversified International Fund is invested at least 65% in stocks of companies based outside of the U.S. The investment manager may invest in emerging markets, convertible securities and cash-equivalent investments.

9. The Fidelity Equity Income Fund is normally invested at least 65% in assets of income-producing equity securities, which tend to lead to investments in large-cap stocks. The fund may also invest in other types of equity and debt securities, including lower-quality debt securities.

10. The Fidelity Low-Priced Stock Fund is normally invested at least 65% of total assets in "low-priced" common stocks. Low-priced stocks that are priced at or below $35 per share at time of investment. Often these are stocks of smaller, less well-known companies that the fund manager considers undervalued.

11. The Barclays Global Investors Mid and Small Capitalization Index Fund is invested in stocks of medium-and small-sized U.S.
               -----------------------------------------------------------------
               companies. The fund will consider investing in substantially all U.S. common stocks that are not included in the S&P 500 Index. Investments are included in Barclays Global Investors Extended Equity Market Fund K.

12. The Barclays Global Investors International Equity Index Fund is invested in stocks of highly capitalized companies in 21 developed countries located in Western Europe, Australia, Japan and the Pacific Rim. Investments are included in Barclays Global Investors EAFE Equity Index Fund T.

13.            The Barclays Global  Investors S&P 500 Index Fund is invested in all of the stocks included in the S&P 500 Index, which contains 500 predominantly large U.S. - based companies. Investments are included in Barclays Global Investors Equity Index Fund T.

               Investments held by the Plan at December 31, 2001 and 2000 are summarized as follows (in thousands):

                                                                            December 31,
                                                                   ------------------------------
                                                                        2001            2000

Common Stock                                                            $ 103,307        $80,393
Common/Collective Trusts                                                  296,513        384,245
Mutual Funds                                                               60,233         74,031
Insurance Contracts                                                       225,965        216,519
Money Market Funds                                                         11,354         11,942
Participant Loans                                                           7,959          9,907
                                                                   ---------------   ------------

             Total Investments Held by the Plan                         $ 705,331       $777,037
                                                                   ---------------   ------------

         Investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 are identified as follows (in thousands):

                                                                             December 31,
                                                                   -------------------------------
                                                                       2001             2000

Common Stocks:
    The Dun & Bradstreet Corporation Common Stock                       $ 39,626         $ 28,618
    Moody's Corporation Common Stock                                      63,681           51,775

Common/Collective Trust:
    Barclays Global Investors S&P 500 Index                              227,770          318,155

Mutual Fund:
    Fidelity Aggressive Growth Fund                                       19,191           39,793

Insurance Contracts:
    Connecticut General Life Insurance                                    48,365           75,881
    Massachusetts' Mutual                                                 34,871           32,547
    Metropolitan Life Inc Co.                                             51,952           17,083
    New York Life Insurance                                               35,547           40,471
    Principal Life Insurance                                              47,032           32,787

Other (investments individually less than 5%)                            137,296          139,927
                                                                   --------------   --------------

             Total Investments                                         $ 705,331        $ 777,037
                                                                   --------------   --------------

         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (in thousands):

                                                                          Year Ended
                                                                          December 31,
                                                                              2001
Net (Depreciation)/Appreciation:

Common Stocks:
    The Dun & Bradstreet Corporation Common Stock                        $   10,746
    Moody's Corporation Common Stock                                         25,228

Common/Collective Trusts:
    Barclays Global Investors Mid and Small Capitalization Index Fund        (2,452)
    Barclays Global Investors S&P 500 Index Fund                            (34,649)
    Barclays Global Investors International Equity Index Fund                (3,717)
    Barclays Global Investors Balanced Index Fund                            (1,097)

Mutual Funds:
    Fidelity Equity Income Fund                                                (467)
    Fidelity Blue Chip Growth Fund                                           (2,515)
    Fidelity Low-Price Stock Fund                                               733
    Fidelity Aggressive Growth Fund                                         (17,916)
    Fidelity Diversified International Fund                                  (1,024)
    PIMCO Total Return Fund - Administrative Class                              (67)
                                                                   -----------------

             Total net depreciation                                      $  (27,197)
                                                                   -----------------


4.       Tax Status

         The Internal Revenue Service has determined and informed the Company by a letter dated August 18, 1999, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.       Related-Party Transactions

         Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $64,339 for the year ended December 31, 2001.

6.       Reconciliation of Financial Statement to Form 5500

         The following is a reconciliation of net assets available for plan benefit per the financial statements to the Form 5500 (in thousands):


    Net assets available for plan benefit per the financial statements     $ 706,257
    Less:  Employer contributions receivable                                   (229)
    Less:  Participant contributions receivable                                (697)
                                                                        ---------------

Net assets available for plan benefit per Form 5500                        $ 705,331
                                                                        ---------------


          The receivables noted above relate to deposits in transit at year-end and were recorded in the Plan in January 2002.


Profit Participation Plan of
The Dun & Bradstreet Corporation
Schedule of Assets Held for Investment Purposes at December 31, 2001
--------------------------------------------------------------------------------

                                                                    Price Per        Number of       Fair Market
                    Description of Investments                      Share/Unit     Shares/Units         Value
Common Stocks:
    The Dun & Bradstreet Corporation Common Stock                        35.30      1,122,539.00     $ 39,625,626
    Moody's Corporation Common Stock                                     39.86      1,597,615.00       63,680,934
                                                                                                   ----------------
                                                                                                       103,306,560
Common/Collective Trusts:
    Barclays Global Investors Mid/Sm Cap Index Fund                       23.01      1,275,566.04       29,350,775
    Barclays Global Investors S&P 500 Index Fund                          32.56      6,995,405.31      227,770,397
    Barclays Global Investors International Equity Index Fund              8.13      1,480,674.31       12,037,882
    Barclays Global Investors Balanced Index Fund                         10.25      2,668,696.93       27,354,144
                                                                                                   ----------------
                                                                                                       296,513,198
Mutual Funds:
    Fidelity Equity Income Fund*                                          48.77        118,460.59        5,777,323
    Fidelity Blue Chip Growth Fund*                                       42.94        283,791.62       12,186,012
    Fidelity Low-Priced Stock Fund*                                       27.42        283,999.70        7,787,272
    Fidelity Aggressive Growth Fund*                                      19.02      1,009,002.03       19,191,219
    Fidelity Diversified International Fund*                              19.08        336,733.42        6,424,874
    PIMCO Total Return Fund - Administrative Class                        10.46        847,621.71        8,866,123
                                                                                                   ----------------
                                                                                                        60,232,823
Insurance Contracts:
    Connecticut General Life Ins  #25247  4/01/02   6.51%                  1.00      8,066,899.00        8,066,899
    Connecticut General Life Ins  #25261  10/01/02   5.67%                 1.00     16,495,856.00       16,495,856
    Connecticut General Life Ins  #25277  1/01/03   6.10%                  1.00     23,802,376.00       23,802,376
    Massachusetts Mutual  #35055  10/01/03  7.14%                          1.00     34,871,195.00       34,871,195
    Metropolitan Life Inc Co  #25835  10/01/02  5.63%                      1.00     12,503,685.00       12,503,685
    Metropolitan Life Inc Co  #28352  10/01/04  4.64%                      1.00     39,448,410.00       39,448,410
    New York Life Insurance  #GA30818  04/01/02   6.13%                    1.00     23,139,278.00       23,139,278
    New York Life Insurance  #GA31045  04/01/02  4.96%                     1.00     12,407,803.00       12,407,803
    Principal Life Insurance  #4-04402-06  10/01/02  6.00%                 1.00     17,805,491.00       17,805,491
    Principal Life Insurance  #4-04402-7  10/01/03  6.91%                  1.00     17,094,775.00       17,094,775
    Principal Life Insurance  #4-04402-8  4/01/04  4.44%                   1.00     12,132,120.00       12,132,120
    Travelers Insurance Co  #51426  10/01/02  5.47%                        1.00      8,197,274.48        8,197,273
                                                                                                   ----------------
                                                                                                       225,965,161
Money Market Funds:
    Fidelity Investments Short Term Investment Fund*                                                    11,354,656

Participant Loans:
Dun & Bradstreet Corp Various Loans to Participants                                                      7,958,668
                                                                                                   ----------------
             Total investments                                                                        $705,331,066
                                                                                                   ----------------


*Party in interest transaction.
